UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

ALTA EQUIPMENT GROUP INC.

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

02128L106

(CUSIP Number)

Bryant R. Riley

B. Riley Financial, Inc.

21255 Burbank Boulevard, Suite 400

Woodland Hills, CA 91367

(818) 884-3737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 02128L 106
1	NAME OF REPORTING PERSONS B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,548,844(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,548,844(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,548,844(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.58%(3)
14.	TYPE OF REPORTING PERSON HC, CO

(1)	The reported shares include (i) 1,860,461 shares of common stock held directly by B. Riley Principal Sponsor Co., LLC (the “Sponsor”), (ii) 29,097 shares of common stock held directly by B. Riley FBR, Inc. (“BRFBR”), (iii) 710,711 shares of common stock held directly by BRC Partners Opportunity Fund, LP (“BRPLP”) and (iv) 2,600,000 shares of common stock held directly by B. Riley Principal Investments, LLC (“BRPI”).
(2)	Includes 348,575 shares of common which may be purchased by exercising warrants, including (i) 206,250 warrants held by the Sponsor, (ii) 24,200 warrants held by BRFBR and (iii) 118,125 warrants held by BRPLP.
(3)	Based on 29,511,359 shares of common stock outstanding as of February 14, 2020 and after giving effect to the issuance of 348,575 shares of common stock underlying warrants held by the Sponsor, BRFBR and BRPLP.

CUSIP No. 02128L 106
1	NAME OF REPORTING PERSONS B. Riley Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 828,836(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 828,836(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 828,836 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.80%(2)
14.	TYPE OF REPORTING PERSON IA

(1)	Includes 118,125 shares of common which may be purchased by exercising warrants.
(2)	Based on 29,511,359 shares of common stock outstanding as of February 14, 2020 and after giving effect to the issuance of 118,125 shares of common stock underlying warrants.

CUSIP No. 02128L 106
1	NAME OF REPORTING PERSONS BRC Partners Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 828,836(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 828,836 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 828,836 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.80%(2)
14.	TYPE OF REPORTING PERSON OO

(1)	Includes 118,125 shares of common which may be purchased by exercising warrants.
(2)	Based on 29,511,359 shares of common stock outstanding as of February 14, 2020 and after giving effect to the issuance of 118,125 shares of common stock underlying warrants.

CUSIP No. 02128L 106
1	NAME OF REPORTING PERSONS BRC Partners Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 828,836 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 828,836 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 828,836 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.80%(2)
14.	TYPE OF REPORTING PERSON PN

(1)	Includes 118,125 shares of common which may be purchased by exercising warrants.
(2)	Based on 29,511,359 shares of common stock outstanding as of February 14, 2020 and after giving effect to the issuance of 118,125 shares of common stock underlying warrants.

CUSIP No. 02128L 106
1	NAME OF REPORTING PERSONS B. Riley Principal Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,600,000
	9	SOLE DISPOSITIVE POWER 2,600,000
	10	SHARED DISPOSITIVE POWER 2,600,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.81%(1)
14.	TYPE OF REPORTING PERSON OO

(1)	Based on 29,511,359 shares of common stock outstanding as of February 14, 2020.

CUSIP No. 02128L 106
1	NAME OF REPORTING PERSONS B. Riley FBR, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 53,297(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 53,297(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,297(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.18%(2)
14.	TYPE OF REPORTING PERSON BD, CO

(1)	Includes 24,200 shares of common which may be purchased by exercising warrants.
(2)	Based on 29,511,359 shares of common stock outstanding as of February 14, 2020 and after giving effect to the issuance of 24,200 shares of common stock underlying warrants.

CUSIP No. 02128L 106
1	NAME OF REPORTING PERSONS B. Riley Principal Sponsor Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,066,711(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,066,711(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,066,711(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.95%(2)
14.	TYPE OF REPORTING PERSON OO

(1)	Includes 206,250 shares of common which may be purchased by exercising warrants.
(2)	Based on 29,511,359 shares of common stock outstanding as of February 14, 2020 and after giving effect to the issuance of 206,250 shares of common stock underlying warrants.

END OF COVER PAGES

This Amendment No. 1 amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 15, 2019 (the “Original Schedule 13D”). Except as set forth herein, the Original Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D.

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Common Stock” or “Shares”), of Alta Equipment Group, Inc., a Delaware corporation (the “Issuer or “Company”). The address of the principal executive offices of the Issuer is 13211 Merriman Road, Livonia, MI, 48150.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of the Original Schedule 13D is hereby amended and restated with the following:

(1)	B. Riley Financial, Inc. (“BRF”) is a Delaware corporation with a principal place of business located at 21255 Burbank Boulevard, Suite 400, Woodland Hills, California 91367. The principal business of BRF is serving as a holding company.

(2)	B. Riley Capital Management, LLC (“BRCM”) is a New York limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRCM is acting as a registered investment advisor to various clients.

(3)	BRC Partners Management GP, LLC (“BRPGP”) is a Delaware limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRPGP is serving as a general partner of BRPLP.

(4)	BRC Partners Opportunity Fund, L.P. (“BRPLP”) is a Delaware limited partnership with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRPLP is investing in securities.

(5)	B. Riley Principal Investments, LLC (“BRPI) is a Delaware limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRPI is investing in securities.

(6)	B. Riley FBR, Inc. (“BRFBR”) is a Delaware corporation with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRFBR is serving as a broker dealer.

(7)	B. Riley Principal Sponsor Co., LLC (the “Sponsor”) is a Delaware limited liability company with a principal place of business located at 299 Park Avenue, 21st Floor, New York, New York 10171. The Sponsor was formed solely for the purpose of investing in securities of the Issuer.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

During the last five years, none of the Reporting Persons nor any person listed on Schedule A have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

All of the shares of Common Stock to which this Schedule 13D relates were purchased on behalf of the Reporting Persons using the investment capital of the respective Reporting Persons. The information set forth in Item 4 and Annex I hereof is hereby incorporated by reference into this Item 3, as applicable.

From time to time, the Reporting Persons may effect purchases of securities through margin accounts, and may be extended margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations and stock exchange rules. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

ITEM 4.	PURPOSE OF THE TRANSACTION

Item 4 of the Original Schedule 13D is hereby amended by inserting the following as new paragraphs at the end of the section entitled “Forward Purchase Agreement”:

Business Combination and Related Agreements

On February 14, 2020 (the “Closing Date”), the Issuer consummated its acquisition of Alta Equipment Holdings, Inc., a Michigan corporation (“Alta”), pursuant to the Agreement and Plan of Merger, dated as of December 12, 2019 (the “Merger Agreement”), by and among the Issuer, BR Canyon Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of the Issuer (“Merger Sub”), Alta and Ryan Greenawalt. The transactions contemplated by the Merger Agreement are referred to herein as the “Business Combination.” Upon the consummation of the Business Combination, Merger Sub merged with and into Alta, with Alta surviving the merger in accordance with the Delaware General Corporation Law as a wholly owned subsidiary of the Issuer. In connection with the closing of the Business Combination (the “Closing”), the Issuer changed its name from “B. Riley Principal Merger Corp.” to “Alta Equipment Group Inc.”

Immediately prior to the Closing, pursuant to the Forward Purchase Agreement, the Issuer issued to BRPI 2,500,000 shares of common stock for $10.00 per share, for an aggregate purchase price of $25,000,000, plus 1,250,000 warrants. B. Riley Financial is the ultimate parent of BRPI.

In connection with the Business Combination, on December 12, 2019, the Issuer entered into subscription agreements (the “Subscription Agreements”) with institutional and accredited investors (the “PIPE investors”) pursuant to which such investors purchased, immediately prior to the Closing, an aggregate of $35,000,000 of the Issuer’s shares of common stock at a price of $10.00 per share, or an aggregate of 3,500,000 shares of common stock.

Two affiliates of B. Riley Financial, BRPLP and BRPI, are PIPE investors and purchased $6,850,000 and $1,000,000, respectively, of the Issuer’s shares of common stock at a price of $10.00 per share, or 685,000 and 100,000 shares, respectively. As an inducement to enter into the subscription agreements, the PIPE investors (other than BRPI) received an aggregate of 178,947 additional shares of common stock and an aggregate of 1,275,000 of warrants. In connection therewith, the Sponsor forfeited 178,947 shares of common stock to the Issuer for cancellation for no consideration and BRPI and the Sponsor transferred an aggregate of 1,275,000 warrants to the Issuer for no consideration. In addition, immediately prior to the Closing, the Sponsor forfeited to the Issuer for cancellation for no consideration an aggregate of 1,470,855 additional shares of common stock.

On February 12, 2020, the Issuer entered into securities purchase agreements (the “Securities Purchase Agreements”) with BRPLP and certain PIPE investors, pursuant to which such PIPE investors agreed to purchase from BRPLP an aggregate of 370,000 of the shares of common stock BRPLP subscribed to purchase at a price of $10.00 per share, or $3,700,000, and pursuant to which such PIPE investors will receive an additional 19,473 shares of common stock (each, an “incentive share”) and 138,750 warrants to purchase shares of common stock (each, an “incentive warrant”) from BRPLP in the aggregate.

In addition, on February 12, 2020, the Issuer and BRPI entered into an amendment to BRPI’s Subscription Agreement (the “BRPI Amendment”), pursuant to which the Company and BRPI clarified that BRPI will not receive any incentive shares or incentive warrants in respect of its subscription.

The foregoing description of the Subscription Agreements does not purport to be complete and is qualified in its entirety by the terms of the Subscription Agreements, a form of which is attached as an exhibit hereto and is incorporated herein by reference. The foregoing description of the Securities Purchase Agreements does not purport to be complete and is qualified in its entirety by the terms of the Securities Purchase Agreement, a form of which is attached as an exhibit hereto and is incorporated herein by reference. The foregoing description of the BRPI Amendment does not purport to be complete and is qualified in its entirety by the terms of the BRPI Amendment, a copy of which is attached as an exhibit hereto and is incorporated herein by reference.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

(a)	and (b)
1.

As of the date hereof, BRPLP beneficially owns directly 710,711 shares of Common Stock and 118,125 warrants, representing 2.80% of the Issuer’s Common Stock, after giving effect to the issuance of 118,125 shares of common stock underlying warrants. As of the date hereof, BRPI beneficially owns directly 2,600,000 shares of Common Stock, representing 8.81% of the Issuer’s Common Stock. As of the date hereof, BRFBR beneficially owns directly 29,097 shares of Common Stock and 24,200 warrants, representing 0.18% of the Issuer’s Common Stock, after giving effect to the issuance of 24,200 shares of common stock underlying warrants. As of the date hereof, the Sponsor beneficially owns directly 1,860,461 shares of Common Stock and 206,250 warrants, representing 6.95% of the Issuer’s Common Stock, after giving effect to the issuance of 206,250 shares of common stock underlying warrants.

2.	BRPGP is the general partner of BRPLP, BRCM is the parent company of BRPGP and BRF is the parent company of BRCM. As a result, BRPGP, BRCM and BRF may be deemed to indirectly beneficially own the Common Stock held by BRPLP.
3.	BRF is the parent company of BRPI and BRFBR. As a result, BRF may be deemed to indirectly beneficially own the Common Stock held by BRPI and BRFBR.
4.	BRF is the sole member of the managing member of the Sponsor, and has voting and dispositive power over the securities held by the Sponsor. As a result, BRF may be deemed to indirectly beneficially own the securities held by the Sponsor.

(c) Except for the transactions described in Item 4 and Annex I of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving shares of common stock of the Issuer.

(d) Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Reporting Persons.

(e) Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
1	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-38864) filed by the Issuer on December 13, 2019).
2	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K (File No. 001-38864) filed by the Issuer on February 14, 2020).
3	Amendment to Subscription Agreement, dated February 12, 2020, by and between the Issuer and B. Riley Principal Investments, LLC (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K (File No. 001-38864) filed by the Issuer on February 14, 2020).
11*	Joint Filing Agreement by and among the Reporting Persons

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2020

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Co-Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

BRC PARTNERS MANAGEMENT GP, LLC

By:	B. Riley Capital Management, LLC, its sole member

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

BRC PARTNERS OPPORTUNITY FUND, L.P.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Investment Officer

B. RILEY PRINCIPAL SPONSOR CO., LLC

By:	GREAT AMERICAN GROUP, LLC
its Managing Member

By:	/s/ Phillip Ahn
Name:	Phillip Ahn
Title:	Chief Operating Officer and Chief Financial Officer

B. RILEY PRINCIPAL INVESTMENTS, LLC

By:	s/ Kenneth Young
Name:	Kenneth Young
Title:	Chief Executive Officer

B. RILEY FBR, INC.

By:	/s/ Andy Moore
Name:	Andy Moore
Title:	Chief Executive Officer

ANNEX I

Transactions within the Past 60 Days

Trade Date	Transaction	Amount of Securities	Price per Share of Common Stock	Reporting Person
1/9/2020	Sell	(6)	$10.12	B. Riley FBR, Inc.
1/10/2020	Sell	(126,571)	$10.12	B. Riley FBR, Inc.
1/10/2020	Sell	(27,600)	$10.13	B. Riley FBR, Inc.
1/10/2020	Buy	94,151	$10.14	B. Riley FBR, Inc.
1/13/2020	Sell	(10,000)	$10.14	B. Riley FBR, Inc.
1/13/2020	Buy	69,602	$10.14	B. Riley FBR, Inc.
1/13/2020	Sell	(350,000)	$10.15	B. Riley FBR, Inc.
1/13/2020	Buy	146,097	$10.15	B. Riley FBR, Inc.
1/13/2020	Sell	(10,000)	$10.16	B. Riley FBR, Inc.
1/14/2020	Buy	183,927	$10.18	B. Riley FBR, Inc.
1/14/2020	Sell	(19,600)	$10.18	B. Riley FBR, Inc.
1/15/2020	Sell	(15,000)	$10.19	B. Riley FBR, Inc.
1/15/2020	Sell	(185,000)	$10.18	B. Riley FBR, Inc.
1/15/2020	Buy	250,000	$10.19	B. Riley FBR, Inc.
1/24/2020	Buy	15,413	$10.2432	BRC Partners Opportunity Fund, L.P.
1/27/2020	Buy	9,309	$10.19	BRC Partners Opportunity Fund, L.P.
1/28/2020	Buy	107,553	$10.1909	BRC Partners Opportunity Fund, L.P.
2/3/2020	Buy	108,333	$10.2146	BRC Partners Opportunity Fund, L.P.
2/6/2020	Share Redemption	(240,608)	$10.16	BRC Partners Opportunity Fund, L.P.
2/6/2020	Buy	74,400	$10.20	B. Riley FBR, Inc.
2/6/2020	Sell	(67,075)	$10.20	B. Riley FBR, Inc.
2/6/2020	Buy	129,831	$10.21	B. Riley FBR, Inc.
2/6/2020	Sell	(108,107)	$10.21	B. Riley FBR, Inc.
2/6/2020	Buy	157,073	$10.2063	BRC Partners Opportunity Fund, L.P.
2/7/2020	Buy	48	$10.18	B. Riley FBR, Inc.
2/12/2020	Buy	13,828	$10.3183	BRC Partners Opportunity Fund, L.P.
2/14/2020	Buy	685,000	$10.00	BRC Partners Opportunity Fund, L.P.
2/14/2020	Incentive Acquistion	36,054	$-	BRC Partners Opportunity Fund, L.P.
2/14/2020	Sell	(370,000)	$10.00	BRC Partners Opportunity Fund, L.P.
2/14/2020	Incentive Distribution	(19,473)	$-	BRC Partners Opportunity Fund, L.P.
2/14/2020	Buy	2,500,000	$10.00	B. Riley Principal Investments, LLC
2/14/2020	Buy	100,000	$10.00	B. Riley Principal Investments, LLC
2/14/2020	Forfeiture	(178,947)	$-	B. Riley Principal Sponsor Co., LLC
2/14/2020	Forfeiture	(1,470,855)	$-	B. Riley Principal Sponsor Co., LLC
2/14/2020	Transfer to Member(s)	(279,592)	$-	B. Riley Principal Sponsor Co., LLC
2/14/2020	Transfer to Member(s)	(186,395)	$-	B. Riley Principal Sponsor Co., LLC
2/20/2020	Buy	11,202	$10.4699	BRC Partners Opportunity Fund, L.P.
2/21/2020	Buy	97,027	$10.3776	BRC Partners Opportunity Fund, L.P.
2/24/2020	Buy	100,000	$9.6518	BRC Partners Opportunity Fund, L.P.